GREAT BASIN GOLD LTD.
CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004

(Expressed in Canadian Dollars, unless otherwise stated)

These financial statements have not been reviewed by the Company's auditors

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2004	2003
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents	$22,226,014	$21,195,145
Amounts receivable	500,715	766,866
Prepaid expenses (note 7)	21,702	89,674
	22,748,431	22,051,685

Reclamation deposits (note 5(a))	81,434	81,434
Equipment (note 4)	-	-
Mineral property interests (note 5)	74,808,093	30,668,093

	$97,637,958	$52,801,212

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$1,465,589	$818,176

Shareholders' equity
Share capital (note 6)	142,448,028	105,062,718
Warrants (note 6(h))	11,655,000	295,000
Contributed surplus (note 6(i))	3,106,347	2,506,366
Deficit	(61,037,006)	(55,881,048)
	96,172,369	51,983,036
Nature of operations (note 1)
Commitments (note 5)
Contingencies (note 5(a))
Subsequent events (note 5(b) and 6(c))
Income taxes (note 8)

	$97,637,958	$52,801,212

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003

Expenses
Conference and travel	$49,438	$91,016	$147,344	$177,586
Exploration (schedule)	2,659,810	1,811,781	4,066,824	3,745,236
Exploration - stock-based compensation	(37,791)	(227)	184,879	74,093
Financial advisory and finders' fees	38,854	1,060,236	182,176	1,123,236
Foreign exchange	(318,149)	135,935	(429,531)	336,119
Interest and other	(183,483)	(123,183)	(306,528)	(601,761)
Legal, accounting and audit	84,009	65,643	147,086	120,652
Office and administration (note 6(c))	214,928	312,597	389,631	444,043
Shareholder communications	105,509	101,286	149,784	172,130
Stock-based compensation	328,725	(110,752)	415,102	151,420
Trust and filing	24,753	17,218	209,191	44,659

Loss for the period	$2,966,603	$3,361,550	$5,155,958	$5,787,413

Basic and diluted loss per share	$(0.03)	$(0.06)	$(0.06)	$(0.11)

Weighted average number of
common shares outstanding	86,392,895	59,328,598	84,155,277	55,003,549

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
			Six months ended June 30
			2003	2003
Deficit, beginning of period			$(55,881,048)	$(48,384,541)
Loss for the period			(5,155,958)	(5,787,413)

Deficit, end of the period			$(61,037,006)	$(54,171,954)

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003

Cash provided by (used for)

Operating activities
Loss for the period	$(2,966,603)	$(3,361,550)	$(5,155,958)	$(5,787,413)
Items not involving cash
Stock-based compensation expense	290,934	(110,979)	599,981	225,513
Changes in non-cash working capital
Amounts receivable	(315,389)	147,667	266,151	60,102
Prepaid expenses	36,885	(200,792)	67,972	15,861
Accounts payable and accrued liabilities	658,065	955,781	647,413	(228,502)
	(2,296,108)	(2,569,873)	(3,574,441)	(5,714,439)

Investing activities
Reclamation deposits	-	-	-	(61,244)
Mineral property acquistion costs	-	(2,768,990)	-	(2,768,990)
	-	(2,768,990)	-	(2,830,234)

Financing activities
Common shares and warrants issued for cash,
net of issue costs	219,980	91,551	4,605,310	9,628,636
Increase (decrease) in cash and equivalents	(2,076,128)	(5,247,312)	1,030,869	1,083,963
Cash and equivalents, beginning of period	24,302,142	20,820,912	21,195,145	14,489,637

Cash and equivalents, end of period	$22,226,014	$15,573,600	$22,226,014	$15,573,600

Supplementary information:
Taxes paid	$-	$-	$-	$-
Non-cash financing and investing activities:
Shares issued for property option agreement (note 5(b))	$32,780,000	$13,800,000	$32,780,000	$13,800,000
Warrants issued for property option agreement (note 5(b))	$11,360,000	$2,200,000	$11,360,000	$2,200,000

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Burnstone	Ivanhoe	Other	Total

Exploration expenses, six months ended June 30, 2004
Assays and analysis	$112,049	$8,605	$225	$120,879
Drilling	2,102,540	75,001	–	2,177,541
Engineering	239,374	55,584	–	294,958
Environmental, socio-economic and land	10,361	26,217	1,140	37,718
Geological	996,247	58,294	5,433	1,059,974
Graphics	28,608	2,095	–	30,703
Property fees and exploration option payments	35,262	8,598	712	44,572
Site activities	93,205	41,503	–	134,708
Transportation	126,211	32,824	6,736	165,771
	3,743,857	308,721	14,246	4,066,824
Stock-based compensation (note 6(c))	552,333	45,546	2,102	599,981
Incurred during six months ended June 30, 2004	4,296,190	354,267	16,348	4,666,805
Cumulative expenditures, December 31, 2003	10,738,956	22,098,348	(27,900)	32,809,404
Cumulative expenditures, June 30, 2004	$15,035,146	$22,452,615	$(11,552)	$37,476,209

Exploration expenses, year ended December 31, 2003
Assays and analysis	$183,350	$2,746	$–	$186,096
Drilling	4,920,811	5,317	–	4,926,128
Engineering	463,576	27,413	–	490,989
Environmental, socio-economic and land	17,235	86,836	–	104,071
Geological	1,308,197	63,159	–	1,371,356
Graphics	36,944	3,435	–	40,379
Property fees and exploration option payments	19,374	263,292	1,454	284,120
Site activities	269,496	39,696	495	309,687
Transportation	193,958	20,834	–	214,792
	7,412,941	512,728	1,949	7,927,618
Stock-based compensation (note 6(c))	735,189	50,851	193	786,233
Incurred during 2003	8,148,130	563,579	2,142	8,713,851
Cumulative expenditures, December 31, 2002	2,590,826	21,534,769	(30,042)	24,095,553
Cumulative expenditures, December 31, 2003	$10,738,956	$22,098,348	$(27,900)	$32,809,404

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

1.	Nature of operations

Great Basin Gold Ltd. ("Great Basin" or the "Company") was incorporated under the laws of the Province of British Columbia and its principal business activity is the exploration for gold on its mineral property interests. The Company's principal mineral property interests are the Ivanhoe Property located in Nevada, United States of America, and the Burnstone Property located in the Republic of South Africa (note 5).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, completion of the Company's obligations under agreements to acquire the Company's interest in the underlying mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

2.	Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)	Short-term investments

Short-term investments include highly liquid investments with terms to maturity of three to twelve months when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(c)	Reclamation deposits

Reclamation deposits are recorded at cost.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

(d)	Investments

Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted market value. Investments where the Company has the ability to exercise significant influence are accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company's share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

(e)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Depreciation on equipment used directly on exploration projects is included in exploration expenses until the related property is placed into production.

(f)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

(g)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(h)	Foreign currency translation

All of the Company's foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

(i)	Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

(j)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate fair value due to their short term nature. The quoted market value of the warrants received from Hecla Mining Company is disclosed in note 5(a). Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information and information about the financial instruments.

(k)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and rates for depreciation, as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(l)	Segment disclosures

The Company operates in a single segment, being exploration of mineral properties, within the geographic areas disclosed in note 8. Other than exploration expenses and mineral property acquisition costs, which are disclosed in the schedule and in note 5 respectively, substantially all of the Company's net expenses are incurred in Canada.

(m)	Stock-based compensation

The Company has a share option plan which is described in note 6(c). Effective January 1, 2003, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to employee stock-based compensation. As allowed under the transitional provisions, the amended recommendations have been applied prospectively to option grants after that date. As a result, the Company records all stock-based payments granted on or after January 1, 2003 using the fair value method. In 2002, the Company accounted for stock-based

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

compensation to employees by the settlement method whereby no compensation expense was recorded for options granted, when options were granted at the quoted market value. Options granted to non-employees in 2002 were accounted for using the fair value method. Prior to 2002, all stock-based compensation was accounted for using the settlement method. The impact of the prospective change in accounting on the year ended December 31, 2003 is disclosed in note 6(c).

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are charged to operations over the vesting period. The offset to the recorded costs is to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(n)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(o)	Comparative figures

Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the period.

4.	Equipment

	June 30, 2004			December 31, 2003
		Accumulated	Net book		Accumulated	Net book
Equipment	Cost	depreciation	value	Cost	depreciation	value
Computer	$127,795	$127,795	$–	$127,795	$127,795	$–
Field	349,631	349,631	–	349,631	349,631	–
Office	300,678	300,678	–	300,678	300,678	–
	$778,104	$778,104	$–	$778,104	$778,104	$–

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

5.	Mineral property interests

	June 30,	December 31,
Mineral Property Acquisition Costs, net	2004	2003

Ivanhoe (note 5(a))	$3,945,348	$3,945,348
Burnstone (note 5(b))	70,862,743	26,722,743
Casino (note 5(c))	1	1
Kirkland Lake (note 5(d))	1	1

	$74,808,093	$30,668,093

(a)	Ivanhoe Property

Elko County, Nevada, United States of America

	June 30,	December 31,
	2004	2003
Ivanhoe Property
Balance, beginning and end of the period	$3,945,348	$3,945,348

Hecla Warrants
Balance, beginning of the period	–	1,933,000
Exercise of Hecla Warrants	–	(1,933,000)
Balance, end of the period	–	–

Ivanhoe Property	$3,945,348	$3,945,348

On August 13, 1997, the Company and Cornucopia Resources Ltd. (now Quest Investment Corporation, formerly Stockscape.com Technologies Inc.) ("Cornucopia") entered into an agreement to acquire a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont").

Pursuant to the terms of the agreement, the Company earned a 75% interest in the Ivanhoe Property in consideration for payments totalling US$5.0 million, while Cornucopia acquired the remaining 25% interest. The agreement provided that exploration and related costs include 150% of any amounts paid by the Company on behalf of Cornucopia pursuant to Cornucopia's reclamation obligations under the agreement. Newmont has managed and will continue to manage and complete an approved mine closure plan of the 1.1 square mile area of former mining operations already funded by US$4.5 million. The agreement also provided that overruns will be funded 33% each by Newmont, the Company and Cornucopia up to a total overrun of US$1.5 million, and thereafter 75% by Newmont, with the balance payable pro rata by the Company and Cornucopia. Ownership of, and further expenditures on, the Ivanhoe Property were to be on a 75% Company and 25% Cornucopia basis, but was amended as per below.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

On March 2, 1999, the Company entered into an agreement to acquire the 25% interest in the Ivanhoe Property owned by Touchstone Resources Ltd. ("Touchstone"), a wholly-owned subsidiary of Cornucopia. In addition, the Company assumed Cornucopia's reclamation obligations with respect to the Ivanhoe Property.

During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement with a term of up to four 20 year terms, provides for annual advance royalty payments of US$50,000 per year until 2017 and increases to US$55,000 in years 2018 to 2037. The claims are subject to net smelter return ("NSR") royalties of 2% to 5%.

During 1999, cumulative reclamation expenditures exceeded US$6,000,000 and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2003. Newmont has advised that in order to complete the reclamation, the following property reclamation costs are budgeted over the next two years:

	Total Reclamation	The Company's 25%
Year	Costs	Share
2004	US$ 25,042	US$ 6,260
2005	161,042	40,261
	US$ 186,084	US$ 46,521

During 2000, 2001 and 2002, US$51,992, US$19,828 and US$4,996 respectively was paid to Newmont for the Company's 25% share of actual reclamation costs incurred. US$52,781 ($83,288) was accrued at December 31, 2002 and was included in current liabilities. US$909 was paid to Newmont during the twelve months ended December 31, 2003 for the Company's 25% share of actual reclamation costs incurred.

In July 2001, the Company entered into an agreement to acquire sixty-five unpatented lode mining claims for US$50,000 ($75,745) and subsequently paid the full amount. The claims adjoin the northwest corner of the Ivanhoe Property.

On June 10, 2002, the Company entered into a letter agreement with Hecla Mining Company concerning exploration, development and production on the Company's Ivanhoe property and on August 2, 2002, the formal Earn-in and Joint Operating Agreements were signed with Hecla Ventures Corp. ("Hecla"), an affiliate of Hecla Mining Company. These agreements provide that Hecla will vest in a 50% working interest in the Hollister Development Block, which is a portion of the Ivanhoe Property, subject to a purchase royalty in favor of Great Basin, provided that Hecla funds a US$21.8 million two-stage advanced exploration and development program, or otherwise achieves commercial production, and issues 4 million Hecla Mining Company share purchase warrants (the "Hecla Warrants") to Great Basin (1 million share purchase warrants exercisable at US$3.73 per share expiring on August 2, 2004 have been issued to December 31, 2003).

Using an option pricing model, the fair value of the issued Hecla Warrants on the agreement date was estimated to be $1,933,000, based on the August 2, 2002 closing price of Hecla Mining

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

Company shares of US$3.41 on the New York Stock Exchange ("NYSE") (also based on the following assumptions: risk free interest rate of 3%; expected life of 2 years; expected volatility of 25% and expected dividends of nil), and is included in Mineral Property Interests. The Hecla Warrants are not listed on a public stock exchange. Any proceeds received on the sale of Hecla Warrants, or the sale of shares of Hecla Mining Company received on exercise of the Hecla Warrants, will be credited against the total cost, including this amount, when realized. The Hecla Warrants were exercised during 2003. The net proceeds totalling $6,312,426 received on the sale of the shares of Hecla Mining Company, which were received on the exercise of the Hecla Warrants, resulted in a gain of $4,379,426, which was reflected in the results of operations in the year ended December 31, 2003, while the balance of $1,933,000 was offset to the Ivanhoe Property acquisition cost in 2003.

Concurrent with and in proportion to the Hecla Warrants, the Company agreed to issue 2 million share purchase warrants (the "Great Basin Warrants") to Hecla (1 million share purchase warrants exercisable at Cdn$1.55 per share expiring on August 2, 2004 have been issued to December 31, 2003) (note 6(d)). The fair value of the issued Great Basin Warrants on the agreement date was estimated to be $295,000 (based on a Black-Scholes pricing model) and was included in the cost of the Ivanhoe Property. Of the Great Basin Warrants issued, 250,000 warrants have been exercised to June 30, 2004. The balance expired unexercised.

Hecla has commenced engineering and permitting work in furtherance of an underground development program. Hecla has obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility program estimated in the Earn-in Agreement at US$10.3 million, which work is to be completed in the 12 months from when the permits were issued in May 2004. Hecla is expected to commence physical work in the near future subject to finalization of access authorization documentation which should be in-hand from a third party in the immediate future. The project is currently behind schedule. Hecla and the Company are engaged in discussions regarding this matter. To vest its 50% working interest, Hecla must, upon completion of Stage 1, elect to proceed to Stage 2 within 60 days. The Stage 2 program of US$11.5 million is expected to be completed over the ensuing 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to essentially develop the Hollister Development Block to the point of commercial production. Hecla will be the operator of the Stage 1 and Stage 2 work programs, and will continue as the operator should a positive production decision be made.

A sliding scale Purchase Price Royalty on Hecla's share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The Royalty will be payable by Hecla commencing at the point it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

As at June 30, 2004, the Company had posted a total of US$53,800 in reclamation deposits with the Bureau of Land Management ("BLM") comprised of US$41,200 ($64,244) posted in February 2003, US$9,600 ($12,690) posted in November 2003, and US$3,000 ($4,500) posted in previous periods, in respect of exploration drilling on certain areas of the Ivanhoe Property and the Golden

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

Cloud Property. These reclamation deposits will be released by the BLM upon the conclusion of the exploration and related reclamation programs on these areas.

On August 26, 2003, the Company entered into an agreement with Atna Resources Ltd. ("Atna") to acquire a 70% interest in Atna's Golden Cloud Property, located in Elko County, Nevada. The Golden Cloud Property is contiguous with the southern boundary of the Ivanhoe claim block.

The Company can earn a 70% interest in the property by spending US$2,500,000 on exploration and development over five years, including a minimum of 35,000 feet of drilling, making cash payments to the underlying property vendors totalling US$285,000 (of which US$20,000 has been paid to date) and, making cash or equivalent market value common share payments totalling US$400,000 to Atna (of which US$25,000 has been paid to date) and by assuming underlying option and property maintenance payments. Upon fulfilling the earn-in requirements, the Company and Atna have agreed to form a joint venture for further exploration and development of the property.

(b)	Burnstone Property

Republic of South Africa

	June 30,	December 31,
	2004	2003
Burnstone Property
Exercise of tranche one for Southgold	$20,027,145	$20,027,145
Exercise of tranche two for Southgold	44,140,000	–
Acquisition costs of mineral rights from GFL and Randex	6,695,598	6,695,598
Burnstone Property	$70,862,743	$26,722,743

On November 5, 2002, the Company entered into an option agreement ("the Option Agreement") with a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold"), and its shareholders, to acquire on a staged basis up to 100% of Southgold. Southgold has the right to acquire an 100% interest in the Burnstone Property covering approximately 265 square kilometres of the Witwatersrand goldfield in the Republic of South Africa ("RSA"), subject to a statutorily mandated Historically Disadvantaged South Africans ("HDSA") Ownership Target ranging from 15% to 26%.

Prior to November 2002, Southgold entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), an HDSA partner, whereby Tranter was granted an option, exercisable on completion of a Bankable Feasibility Study, to acquire a 20% participating interest in the Burnstone project by refunding 20% of historic costs to that exercise date. Tranter would thereafter maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would also have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. This joint venture agreement was subject to the satisfaction of certain conditions by March 31 2003, which were not

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

met; consequently the agreement expired. The Company, Southgold, and Tranter are however, working together to extend or modify the agreement on mutually acceptable terms and conditions.

Upon signing the Option Agreement in November 2002, the Company paid US$1.25 million ($2,007,561) for the right to acquire the option and to explore the Burnstone Property and also agreed to conduct a US$1.5 million work program prior to April 30, 2003 (which was undertaken and completed). Pursuant to the Option Agreement, the Company had the option to purchase Southgold by making cash and Great Basin common share and share purchase warrant payments to Southgold's shareholders in two staged tranches, totalling US$2 million, 21 million Great Basin common shares and 10.5 million Great Basin share purchase warrants exercisable at US$0.75 for one year from the date of issuance. The share purchase warrants were to be subject to a 45-day accelerated expiry in the event that Great Basin's common shares trade on the TSX Venture Exchange over a 20-day weighted average per share price equal to or greater than US$1.50 per common share.

On April 30, 2003, the Company exercised tranche one and acquired the right to 49% of the outstanding common shares of Southgold for payments totalling US$2 million cash and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. A finder's fee of approximately 2% was payable, to a maximum of US$1 million, as the Company acquired Southgold and made expenditures on the Burnstone Property. This finder's fee was paid and has been included in acquisition costs.

As Southgold had no material assets or liabilities other than its interest in the Burnstone Property, the exercise of tranche one was accounted for as follows:

Issuance of 10 million common shares	$13,800,000
Issuance of 5 million share purchase warrants	2,200,000
Cash (US$2 million)	2,768,990
Finders' fees	1,258,155
Acquisition of mineral property interests	$20,027,145

On October 10, 2003, pursuant to a Prospecting Agreement between GFL Mining Services Limited ("GFL"), Randex Limited ("Randex"), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totalling 11,563 hectares within the Burnstone Property which were not covered under Southgold's then-existing rights, for 35,000,000 South African Rand ("ZAR") ($6,695,598). The Company funded Southgold's purchase of these rights by way of a cash payment. Additional consideration for the purchase of these mineral rights consists of a net smelter royalty, ranging from 1% to 2% (tiered to the gold price), payable to GFL. Current draft South African legislation proposes the abolition of private mineral title and, by extension, private royalties. Under the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties agreed to negotiate adaptations to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

On January 31, 2004, the Company exercised tranche two of the Southgold Option Agreement and issued 11 million common shares and 5.5 million share purchase warrants, which resulted in the Company completing the acquisition of 100% of Southgold. All Great Basin shares issued to

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

Southgold shareholders are subject to a voting trust agreement, pursuant to which the holders undertake to vote with Great Basin management for a period of five years. Additional shares may become issuable by Great Basin to Southgold's shareholders depending on certain outcomes with respect to the Bankable Feasibility Study, such as the quantity of gold reserves, gold production costs, and the actual cost of the study.

The exercise of tranche two on January 31, 2004 was accounted for as follows:

Issuance of 11 million common shares at $2.98/share	$32,780,000
Issuance of 5.5 million share purchase warrants	11,360,000
Acquisition of mineral property interests	$44,140,000

The fair value of the share purchase warrants was estimated on the date of the exercise of tranche two using a Black-Scholes option pricing model with the following assumptions:

	Tranche two	Tranche one
	January 31, 2004	April 30, 2003
Risk free interest rate	3%	3%
Expected life	1.0 years	1.0 years
Expected volatility	78%	85%
Expected dividends	nil	nil
Exercise price	US$0.75	US$0.75
Market price	C$2.98	C$1.38

(c)	Casino Property

Whitehorse Mining District, Yukon, Canada

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee has agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company's 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

During fiscal 2001, the acquisition costs associated with the Casino Property were written down to a nominal amount to reflect the Company's intention to defer work on the property pending a sustained recovery in metal prices.

On July 15, 2002, the Company agreed to option the Casino property (the "Property") to CRS Copper Resources Ltd. ("CRS"), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted CRS an option ("the Option") to purchase 100% of Great Basin's interest in the

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, provided that CRS shares are listed on a recognized stock exchange and have certain minimum trading volumes.

The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. If CRS elects to terminate the agreement without exercising the Option or allows it to lapse, CRS must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. CRS was required to make interim option payments to Great Basin at the time that CRS is listed on an exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the exchange. CRS will issue a further such warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 CRS shares. If CRS was not listed by December 31, 2002, CRS was obligated to pay to Great Basin $50,000 plus applicable taxes, in lieu of the warrants, to keep the Option in good standing. This CRS option payment was received by the Company in December 2002. In June 2003, CRS listed on the TSX Venture Exchange under the name Lumina Copper Corp. Accordingly, the Company received warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. These warrants were exercised by the Company in October 2003 and the related shares were then sold. In May 2004, the Company received warrants to purchase 100,000 shares at an exercise price of $5.80 until May 21, 2006.

CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

In the event the Option is exercised and a decision is made to put the Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision.

(d)	Kirkland Lake Property

Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

The Company continues to maintain the Kirkland Lake property in good standing.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

6.	Share capital

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

At the Annual and Extraordinary General Meeting of Shareholders held on June 22, 2004, shareholders approved the increase in authorized share capital from 200,000,000 to an unlimited number of common shares.

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance, December 31, 2002	46,861,364	$66,757,818
Share purchase options exercised (note 6(c))	3,636,600	5,204,175
Share purchase warrants exercised (note 6(d))	6,541,943	9,883,994
Private placement, January 2003, net of issue costs (note 6(g))	5,600,000	9,416,731
Shares and warrants issued for Burnstone mineral property,	10,000,000	13,800,000
May 2003 (note 5(b))
Balance, December 31, 2003	72,639,907	105,062,718
Share purchase options exercised (note 6(c))	707,700	819,820
Share purchase warrants exercised (note 6(d))	2,137,772	3,785,490
Shares issued for Burnstone mineral property, January 2004	11,000,000	32,780,000
(note 5(b))
Balance, June 30, 2004	86,485,379	$142,448,028

(c)	Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and consultants to acquire up to 10,256,800 common shares, of which 5,708,300 were outstanding at June 30, 2004. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than market price (less permissible discounts) on the Toronto Stock Exchange. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment or term of engagement, except in the case of retirement or death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted
	average		average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2002	$ 1.24	6,650,100	2.38
Granted	$ 1.83	2,667,500
Exercised	$ 1.43	(3,636,600)
Balance, December 31, 2003	$ 1.39	5,681,000	2.20
Granted	$ 1.85	740,000
Exercised	$ 1.16	(707,700)
Cancelled	$ 2.50	(5,000)
Balance, June 30, 2004	$ 1.48	5,708,300	1.82

As at June 30, 2004, 5,498,300 of the options outstanding had vested with optionees.

The exercise prices of all share purchase options granted during each year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2004, and the estimated fair value of options granted to non-employees during 2003, which have been reflected in the consolidated statements of operations, is as follows:

	Six months ended June30
	2004	2003
Exploration
Engineering	$32,268	$5,109
Environmental, socioeconomic and land	38,719	2,418
Geological	113,892	66,793
	184,879	74,320
Operations and administration	415,102	262,172
Total compensation cost recognized in operations,
credited to contributed surplus	$599,981	$336,492

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

The weighted-average assumptions used to estimate the fair value of options granted during the period were:

	2004	2003
Risk free interest rate	3%	3%
Expected life	2.2 years	2.2 years
Expected volatility	78%	85%
Expected dividends	nil	nil

Summary of the options outstanding at June 30, 2004 is as follows:

	Exercise	Number of
Expiry date	price	options
December 20, 2004	$1.17	128,000
January 31, 2005	$1.80	241,300
July 29, 2005	$1.32	300,000
July 29, 2005	$1.50	750,000
July 29, 2005	$1.70	15,000
September 8, 2005	$1.97	100,000
November 30, 2005	$2.50	695,000
November 30, 2005	$2.69	95,000
November 30, 2005	$2.76	100,000
November 30, 2006	$1.59	180,000
November 30, 2006	$1.75	460,000
January 10, 2006	$0.96	1,572,000
December 20, 2007	$1.17	1,072,000
Average option price and total	$1.48	5,708,300

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

(d)	Share purchase warrants

The continuity of share purchase warrants is:

Financial statement
note reference	6(e)	6(f)	5(a)	6(g)	5(b)	5(b)
Expiry date	June 3,	Dec. 27,	August 2,	Jan. 30,	April 30,	January 31,
	2003	2003	2004	2004	2004	2005
Exercise price	$1.65	$1.85	$1.55	$1.80	US $0.75	US $0.75	TOTAL
Balance
Dec. 31, 2002	5,616,612	125,715	1,000,000	–	–	–	6,742,327
Issued	–	–	–	3,304,000	5,000,000	–	8,304,000
Exercised	–	(125,715)	–	(1,416,228)	(5,000,000)	–	(6,541,943)
Expired	(5,616,612)	–	–	–	–	–	(5,616,612)
Balance
Dec. 31, 2003	–	–	1,000,000	1,887,772	–	–	2,887,772
Issued	–	–	–	–	–	5,500,000	5,500,000
Exercised	–	–	(250,000)	(1,887,772)	–	–	(2,137,772)
Expired	–	–	–	–	–	–	–
Balance
June 30, 2004	–	–	750,000	–	–	5,500,000	6,250,000

(e)	Private placement financing, May 2002

On May 23, 2002, the Company entered into a financing agreement with LOM to raise up to $7.8 million by way of a private placement. The placement, which closed on June 3, 2002, consisted of 5,207,233 units at a price of $1.50 per unit. A further 409,379 units of Great Basin were issued as a commission pursuant to this private placement, for a total issuance of 5,616,612 units. Each unit was comprised of one common share and a share purchase warrant exercisable to purchase an additional share at $1.65 until June 3, 2003. If the Company's shares had a closing price of at least $2.50 per share on the TSX Venture Exchange over any 10 consecutive trading day period, the warrants were subject to a 45 day accelerated expiry. During the year ended December 31, 2003, the 5,616,612 warrants expired unexercised .

(f)	Private placement financing, August 2002

On August 27, 2002, the Company completed a private placement financing of 125,715 units at a price of $1.65 per unit. Each unit was comprised of one common share and a common share purchase warrant exercisable at $1.85 until December 27, 2003. All these warrants were exercised during the year ended December 31, 2003.

(g)	Private placement financing, January 2003

On January 30, 2003, the Company completed a private placement financing of 5,600,000 units at a price of $1.80 per unit. Each unit was comprised of one common share and one half of a common

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

share purchase warrant. Each common share purchase warrant is exercisable into one common share at $1.80 per common share until January 30, 2004. In connection with the private placement, the Company granted to the agents an option to purchase 336,000 units at $1.80 per unit until January 30, 2004. Each unit was comprised of one common share and one half of a common share purchase warrant. Each whole common share purchase warrant was exercisable into one common share at $1.80 per common share until January 30, 2004. In January 2004, all of these warrants were exercised.

(h)	Warrants

Warrants, December 31, 2003 and December 31, 2002	$295,000
Changes during 2004:
Warrants issued for Burnstone mineral property	11,360,000
Balance, June 30, 2004	$11,655,000

(i)	Contributed surplus

Contributed surplus, December 31, 2002	$374,627
Changes during 2003:
Non-cash stock-based compensation	2,131,739
Balance, December 31, 2003	$2,506,366
Changes during 2004:
Non-cash stock-based compensation (note 6(c))	599,981
Balance, June 30, 2004	3,106,347

7.	Related party balances and transactions

Related party balances receivable (payable)	June 30	December 31
	2004	2003
Hunter Dickinson Inc. (a)	$401,128	$(456,369)
Hunter Dickinson Group Inc. (a)	–	(4,879)

Reimbursement for third party expenses and
services rendered	Six months ended June 30
	2004	2003
Hunter Dickinson Inc. (a)	$607,508	$984,390
Hunter Dickinson Group Inc. (a)	3,200	10,480

Related party balances receivable (payable), which are non-interest bearing and are due on demand, are included in accounts receivable (accounts payable) on the consolidated balance sheets. Related

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Six months ended June 30, 2004 (Expressed in Canadian Dollars) (unaudited)

party balances receivable arise from advances by the Company for normal course in-progress and near-term planned exploration and other work on the mineral properties.

(a)
Hunter Dickinson Inc. and Hunter Dickinson Group Inc. are private companies with certain common directors that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

(b)
During the six months ended June 30, 2004, the Company paid $56,662 to CEC Engineering Ltd., a private company owned by a director of the Company, for engineering and project management services at market rates.

8.	Segment disclosure

The Company considers itself to operate in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

	June 30,	December 31,
Assets	2004	2003
Canada
Assets excluding mineral property interests	$22,259,152	$21,211,606
Mineral property interests	2	2
United States
Assets excluding mineral property interests	104,037	88,313
Mineral property interests	3,945,348	3,945,348
Republic of South Africa
Assets excluding mineral property interests	466,676	833,200
Mineral property interests	70,862,743	26,722,743
Total assets	$97,637,958	$52,801,212